221 Main Street, Suite 300 • San Francisco, CA 94105 • (P) 415 593-5464 • (F) 415 896-5680

September 25, 2015

VIA EDGAR

Mr. Dietrich King

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prosper Funding LLC

Prosper Marketplace, Inc.

Registration Statement on Form S-1 filed on June 11, 2015

File No. 333-204880 and 333-204880-1

Dear Mr. King:

 Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), in connection with their Registration Statement on Form S-1 (File No. 333-204880 and 333-204880-1) (“Registration Statement”), hereby request the acceleration of the effectiveness of said Registration Statement to 4:00 pm Eastern time on Tuesday, September 29, 2015.

In connection with the foregoing request, the Registrants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information, please contact Keir Gumbs or Reid Hooper of Covington & Burling LLP at (202) 662-5500 or (202) 662-5984, respectively.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 25, 2015

Respectfully submitted,

/s/ Natasha Cupp
Natasha Cupp
Assistant General Counsel Prosper Marketplace, Inc.